39 OLD RIDGEBURY ROAD, DANBURY, CT 06810-5113

ANTHONY M. PEPPER	Tel: 203-837-2264
CORPORATE COUNSEL &	Fax: 203-837-2515
ASSISTANT SECRETARY	tony_pepper@praxair.com
November 2, 2007
Via EDGAR
Mr. Timothy A. Geishecker
Senior Counsel
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4651
Washington, D.C. 20549-4561

Re:	Praxair, Inc. Definitive 14A filed March 15, 2007 File Number 001-11037
Dear Mr. Geishecker:
Set forth below are the responses of Praxair, Inc. (“Praxair” or the “Company”) to the comment letter of the staff of the Securities and Exchange Commission (the “Commission” or “SEC”) dated September 26, 2007 (the “Comment Letter”) regarding Praxair’s definitive proxy statement filed with the SEC on March 15, 2007 (the “Proxy Statement”). Praxair appreciates the staff’s careful review of the Proxy Statement and looks forward to appropriately addressing the staff’s comments. For your convenience, we have included below the original comments in italics, followed by our responses.
In providing these responses, Praxair acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional comments or questions with respect to our responses, please contact me at (203) 837-2264, or Robert A. Bassett, Assistant General Counsel & Chief Governance Officer, at (203) 837-2033.
Sincerely,
/s/ Anthony M. Pepper
Anthony M. Pepper
Assistant Secretary & Corporate Counsel

SEC Comments to Praxair Definitive Proxy Statement Filed March 15, 2007
Compensation Discussion and Analysis, page 23
1.	You have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific items of company performance and the individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.
Praxair Response:
The Compensation Discussion and Analysis in the Proxy Statement (“CD&A”) provides a detailed discussion of how executive officers may be awarded annual performance-based variable compensation (“Variable Compensation”). This includes disclosure of the establishment of financial performance measures and non-financial goals (see pages 28-29), and the application of individual performance factors (see pages 24 and 29). In light of the various performance factors that the Compensation Committee considered, Praxair did not believe that a quantitative discussion of the corporate level financial measures would provide meaningful additional disclosure to shareholders. However, upon reflection on the staff’s comment, Praxair will, in future filings, disclose the quantitative targets set for each corporate consolidated financial measure that may be used in determining Variable Compensation for the prior fiscal year.
2.	Please explain to us supplementally the purpose and meaning of the disclaimers in the last sentence in each of the first two -paragraphs on page 23.
Praxair Response:
As the CD&A is a management report, not a Compensation Committee report, we disclosed the above-referenced language in order to emphasize to shareholders that (i) decisions about the compensation of executive officers, including the CEO and CFO, are made solely by the Compensation Committee of the Board of Directors, and (ii) the Compensation Committee had reviewed the CD&A and determined that the CD&A was materially accurate and complete regarding matters as to which management did not have personal knowledge.
Compensation Committee executive compensation discussions and decisions are often held in private session without management present. Therefore, the basis, factors considered, and rationale behind the decisions are not necessarily within management’s personal knowledge and management must rely on the Compensation Committee to communicate or affirm the analysis reported in the CD&A. Absent our clarifying language, we were concerned that shareholders may inappropriately infer that, as the CD&A is a management report, management was intimately involved in determining or justifying its own compensation.
Elements of Direct Compensation for Executive Officers, page 27
3.	You disclose salary, annual performance-based variable compensation and other elements for the summary compensation table; however, it is unclear how you determined the specific amounts for each element for your officers. Please clearly disclose how you determined the actual amount for each element for your officers. Refer to Item 402(b) of Regulation S-K.
Praxair Response:
Praxair believed that the Proxy Statement disclosed, in all material respects, how amounts of each element of direct compensation (Salary, Variable Compensation and Long-Term Incentives) were determined for each of the executive officers named in the Summary Compensation Table (“NEOs”). However, in light of the staff’s comment, Praxair will in future filings revise its disclosures regarding how amounts of each element of compensation paid to a NEO were determined.
4.	You disclose different elements of compensation. Please specifically state why you pay each element of compensation. Refer to Item 402(b)(1)(iv).
Praxair Response:
Praxair believed that it provided appropriate disclosure of the reasons why it provided each compensation element to each NEO. Given the staff’s comment, however, Praxair will in future filings make appropriate modifications to the disclosures of why each element of compensation is paid.
Summary Compensation Table, page 33
5.	Your chairman’s total compensation is more than three times higher than your next highest paid named executive officer. In the last paragraph of Section II(B)(l) of Release 33-8732, the Commission says that where policies and decisions for such officers are materially different, they should be discussed separately. Please disclose these policies and decisions.
Praxair Response:
The 2006 compensation policies for the NEO’s were substantially the same, and compensation decisions that were made for each NEO reflected those policies. As more fully explained below, to the extent that there were any material differences in the amount of compensation as between the Chairman and the other NEOs, Praxair believed that the factors that drove these differences were disclosed in the CD&A in combination with the other executive compensation disclosures of the Proxy Statement.
The 2006 total compensation for Dennis H. Reilley, the former Chairman and Chief Executive Officer of Praxair, was substantially greater than that of Mr. Angel (the NEO with the next highest total compensation) principally due to Mr. Reilley’s option awards value and change in pension value, which together comprised approximately 71% of his total compensation. These amounts, and the reasons therefor, were disclosed in the Summary Compensation Table and in other compensation disclosures.
In light of the staff’s comment, if there are material differences in compensation amounts among NEOs in future filings, Praxair will make appropriate disclosures regarding such differences.
Potential Payments Upon Termination or Change-in-Control, page 43
6.	You discuss payments and benefits received pursuant to Executive Severance Compensation Agreements and other arrangements. Please disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Besides the employment agreement, please provide background on how you determined such appropriate levels and why you structured these payments and benefits in this manner. Refer to Item 402(j)(3).
Praxair Response:
Praxair believed that Proxy Statement contained appropriate disclosure of how potential benefits under Executive Severance Compensation Agreements and similar arrangements were determined. In future filings, however, Praxair will enhance the disclosure of how such potential payment and benefit levels were determined and why they were structured in the manner disclosed.
Director Compensation, page 48
7.	Please disclose the grant date fair value of stock and option awards to directors. Refer to Instruction to Item 402(k)(2)(ii} and (iv) of Regulation S-K.
Praxair Response:
Praxair has disclosed the grant date fair value of stock option awards to directors as required by Item 402(k)(2)(ii) of Regulation S-K. Please see the penultimate sentence of the first paragraph of footnote (2) to the Director Compensation Table on page 49 of the Proxy Statement.

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